Exhibit 99.1

Fusion Fuel Announces EGM Results: All Shareholder Proposals Approved

DUBLIN, Ireland – November 6, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of energy engineering, advisory, and utility solutions, today announced that all shareholder proposals were approved at the general meeting of shareholders held on November 6, 2025 (the “EGM”).

The meeting took place at the offices of Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, Ireland. Shareholders approved all items of business, including the proposed increase to the Company’s authorised share capital, related amendments to the Company’s articles of association, and the authorizations to allot and issue shares and equity securities for cash. In addition, shareholders elected Pierce Crosby and Steven Gold as Class II Directors to the Board of Directors.

In connection with the election of Mr. Crosby and Mr. Gold, each of Jeffrey E. Schwarz and Rune Magnus Lundetrae resigned from the Board of Directors.

John-Paul Backwell, CEO of Fusion Fuel, commented:

“We welcome both Pierce and Steven to the Board of Directors and look forward to continuing to execute on our strategy to be an owner and manager of multiple independent, fast-growing, profitable companies in the energy and utilities sectors. In addition, we thank Jeffrey and Rune for their service and contributions as members of the Board of Directors over the past five years.

Today´s vote allows the Company to continue the potential transaction discussions around large-scale strategic transactions currently under discussion, including opportunities related to both digital and commodity asset treasury initiatives. We reiterate that this does not mean the Company will issue all authorized shares, but that it now has the flexibility for these negotiations.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), Bright Hydrogen Solutions Ltd (“BrightHy”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”). Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations, which are based on assumptions as to future events that may not prove to be accurate, and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Such forward-looking statements are subject to risks and uncertainties, including without limitation, those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 9, 2025, which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu